Exhibit 99.17

PRESS RELEASE

2025 Strategy and Outlook Presentation

TotalEnergies, the differentiated
and profitably growing energy company

TotalEnergies confirms its 4% per year energy growth objective while deploying a $7.5 billion cash savings program over 2026-2030 with attractive shareholder returns of over 40% payout through cycles

New York, September 29, 2025 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, and the members of the Executive Committee present the Company's Strategy and Outlook today in New York. A live broadcast of the event in English is available at totalenergies.com.

TotalEnergies implements with consistency its balanced and profitable transition strategy, anchored on two pillars: Oil & Gas, mainly LNG, and Integrated Power. The Company plans to increase energy production (oil, gas and electricity) by -'4% per year through 2030 while reducing emissions from its operations (-50% on Oil & Gas Scope 1+21 in 2030 compared to 2015, and -80% on methane emissions in 2030 compared to 2020).

While confirming its growth objectives, TotalEnergies announces a $7.5 billion savings program (Capex + Opex) over 2026-2030. The Company reduces its net Capex guidance to ~$16 billion in 2026 and $15-17 billion per year during 2027-2030, down $1 billion per year compared to previous guidance. The Company will remain focused on high margin Upstream projects and stay selective on low-carbon Capex, which will represent -'$4 billion per year, including $3 to 4 billion per year for the Integrated Power business.

TotalEnergies plans for +3% per year oil and gas growth between 2024 and 2030 thanks to the start-up of accretive projects from its rich portfolio, 95% of 2030 production being either already running or under development. In 2025 and 2026, this growth will exceed 3% per year, benefiting from the start-up of several high-margin oil projects (Offshore US, Brazil, Iraq, Uganda) and major LNG and gas projects (NFE in Qatar, Jerun in Malaysia).

Integrated LNG is expected to deliver cash flow growth of more than 70% by 20302 compared to 2024 at $70/b and $8/Mbtu. This is driven by 50% sales growth that is mainly coming from LNG projects in the United States and Qatar (Rio Grande LNG Train 1-4 in the United-States, NFE and NFS in Qatar), which are among the most competitive in the world. In addition, the Company will develop gas-to-power integration, mainly in the United States and Europe, in order to complete its Integrated Power business model.

TotalEnergies plans to increase electricity production by approximately 20% per year through 2030, resulting in 100 to 120 TWh/y of electricity production, of which 70% is renewable and 30% flexible gas. TotalEnergies intends to focus its investments on the main deregulated markets (United States, Europe, Brazil) in which the Company deploys its integrated model. The Integrated Power segment will be free cash-flow positive by 2028 and achieve a ROACE of 12% by 2030. TotalEnergies’ profitable diversification through the electricity value chain is

1 Oil & Gas activities, including Upstream and Downstream (not including CCGTs)

2 At 70 $/b Brent and 8 $/Mbtu TTF

positively differentiating versus peers and creates value for shareholders by contributing to dividend growth regardless of Oil & Gas cycles and thus, enhancing the Company’s resilience.

Thanks to the Company’s disciplined investment policy as well as anticipated free cash flow growth of around $10 billion by 2030 (compared to 2024 in the same price environment), the Board of Directors reaffirmed the priority given to dividend and its growth through cycles and confirmed a shareholder return3 policy of more than 40% of annual cash flow regardless of energy prices. On September 24, the Board of Directors also authorized $1.5 billion of share buybacks4 in the fourth quarter 2025, resulting in $7.5 billion of share buybacks for the full year 2025. In addition, the Board of Directors approved 2026 share buyback guidance of between $0.75 billion and $1.5 billion per quarter for a Brent price between $60 and $70/b and an exchange rate of around 1.20 $/€. This should lead to a payout of around 50% at $70/b in 2026.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

3 Shareholder return/Payout = (dividends + share buybacks for cancellation) / CFFO

4 Including coverage of employees share grant plans